August 8, 2007

Ms. Louise Dorsey

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 5546

Washington, D.C. 20549-5546

Re:

Sequa Corporation

File No. 1-804

This letter confirms Sequa’s understanding that the staff has determined to make no further comments on Sequa’s accounting for a materials by the hour operating agreement dated August 1, 2003 (the “Agreement”) because such accounting depends on the legal interpretation of the Agreement.  Sequa further acknowledges that in determining to make no further comments, the staff is relying solely on the legal interpretation of the Agreement provided by the Company.

Very truly yours,

/s/ John J. Dowling III

John J. Dowling III

Senior Vice President Legal

and Corporate Secretary

cc:

Michael Fay, Branch Chief, U.S. Securities and Exchange Commission, Division Corporation Finance

Kenneth Binder, Executive Vice President, Finance, Sequa Corporation

Christine Richardson, Vice Chairman and CEO, Chromalloy Gas Turbine Corporation

Donna M. Costello, Vice President and Controller, Sequa Corporation

Joseph Duggan, KPMG

Jon Fehleison, Partner, Department of Professional Practice, KPMG

Peter Tryhane, Ernst & Young

W. Leslie Duffy, Cahill Gordon & Reindel LLP

Jeff Slate, Partner, Ernst & Young, National Accounting Standards Office

Dr. A.C. Sondhi, A.C., Sondhi & Associates

Terry Pritchard, Bryan Cave LLP

Eric Rieder, Bryan Cave LLP